Exhibit 2.1

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”) is made and entered into as of this 26th day of July, 2005, by and between Wireless Holdings International, Inc., an international business corporation organized under the laws of the British Virgin Islands (“Buyer”), and REMEC, Inc., a California corporation (“Seller”).

RECITALS

A. Seller, as part of its overall business of wireless telecommunications equipment design, manufacturing and sales, carries on the businesses of designing and manufacturing high frequency point-to-point outdoor radios and transceivers (the “Business”). Seller operates the Business through its unincorporated ODU/TRX business unit and its wholly owned subsidiary REMEC Philippines. Seller desires to sell, or cause the sale of, certain of the assets and transfer certain of the liabilities of the Business to Buyer on the terms and conditions set forth in this Agreement.

B. Buyer desires to purchase such assets and liabilities from Seller and its Affiliates on the terms and conditions set forth in this Agreement.

C. Seller and Buyer further desire to contemporaneously enter into the Ancillary Agreements, the Escrow Agreement, the Philippine Sublease and the Poway Sublease.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants set forth below, and subject to the terms and conditions set forth herein, the parties agree as follows:

ARTICLE 1

DEFINITIONS

As used in this Agreement, the following terms shall have the meanings indicated below:

“Accounts Payable” shall mean all current (not past due terms) payment obligations under Assumed Contracts and determined in accordance with the procedures set forth at Section 4.6(a).

“Affiliate” shall mean, in respect of any specified Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with, such specified Person.

“Agreement” shall have the meaning set forth in the Preamble.

“Agreement Related to Baan License Agreement” shall have the meaning set forth in Section 2.7(a)(vii).

“Ancillary Agreements” shall mean the Information Technology Transition Services Agreement, the Trademark License Agreement, the Know How and Trade Secret License Agreement and the Agreement Related to Baan License Agreement.

“Assets” shall have the meaning set forth in Section 2.1.

“Assignment and Assumption Agreement” shall have the meaning set forth in Section 2.7(a)(iii).

“Assumed Contracts” shall have the meaning set forth in Section 2.1(c).

“Assumed Employee Liabilities” shall have the meaning set forth at Section 2.3(a)(iii).

“Assumed Liabilities” shall have the meaning set forth in Section 2.3(a).

“Axxcelera Contract” shall mean that certain Manufacturing Agreement between Seller and Axxcelera Broadband Wireless, Inc. dated May 10, 2004.

“Bill of Sale” shall have the meaning set forth in Section 2.7(a)(i).

“Bulk Sales Laws” shall have the meaning set forth in Section 2.9.

“Business” shall have the meaning set forth in the Recitals.

“Business Day” means any day, other than Saturday or Sunday or days in which banks in California are entitled to close.

“Business Material Adverse Effect” shall mean any change or effect that is, individually or in the aggregate, materially adverse to the business, operations, assets, condition (financial or otherwise) or results of operations of the Business other than any change or effect (a) relating to the economy of the United States of America in general, (b) relating to the industry in which the Business operates in general and not specifically relating to the Business, (c) arising out of the announcement or pendency of the transactions contemplated by this Agreement, (d) arising out of compliance by Seller with the terms of this Agreement, (e) arising out of any action taken or announced by Buyer or taken or announced by Seller at the request or direction of Buyer, or any inaction or failure to act by Seller at the request or direction of Buyer, (f) arising out of any failure of the Business to achieve projected revenue or operating results, (g) resulting from any outbreak or escalation of hostilities or the occurrence of any terrorist acts, in each case involving or in the United States of America or any other country in which the Business operates or has facilities (except as directed specifically at the Business) or (h) relating to any adverse change or effect arising from any change in GAAP. Notwithstanding the foregoing, the parties acknowledge and agree that there shall be deemed to have been a Business Material Adverse Effect in the event that there has been any material adverse change in the business relationship between Seller and any of the parties listed on Exhibit 7.2(b)(i), regardless of the reason therefor, except where such material adverse change results from normal fluctuations in the demand by any such customer for the Seller’s products during the six month period preceding the date of execution of this Agreement.

“Buyer” shall have the meaning set forth in the Preamble.

“Buyer Indemnitees” shall have the meaning set forth in Section 8.2.

“Buyer Losses” shall have the meaning set forth in Section 8.2.

“Buyer Material Adverse Effect” shall mean any change or effect that is, individually or in the aggregate, materially adverse to the business, assets, financial condition or results of operations of Buyer other than any change or effect (a) relating to the economy of the United States of America in general, (b) relating to the industry in which Buyer operates in general and not specifically relating to Buyer, (c) arising out of the announcement or pendency of the transactions contemplated by this Agreement, (d) arising out of compliance by Buyer with the terms of this Agreement or (e) arising out of any action taken or announced by Buyer at the request or direction of Seller, or any inaction or failure to act by Buyer at the request or direction of Seller.

“Closing” shall have the meaning set forth in Section 2.6.

“Closing Balance Sheet” shall have the meaning set forth in Section 3.3.

“Closing Date” shall have the meaning set forth in Section 2.6.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Continuing Employees” shall have the meaning set forth in Section 3.1(b).

“Contracts” shall mean any agreement, contract, instrument, obligation, promise or undertaking (whether written or oral) that is legally binding and to which Seller or REMEC Philippines is a party or is bound and that relates solely to the Business.

“Disclosure Schedules” shall mean the schedules containing lists required by, and disclosing exceptions or qualifications to, Seller’s representations and warranties, which are being delivered by Seller to Buyer concurrently with the execution and delivery of this Agreement, as such may be amended by Seller and accepted by Buyer pursuant to Section 2.7(a)(xvii).

“Effective Time” shall be 11:59 a.m. Pacific time on the Closing Date.

“Encumbrance” means any mortgage, deed of trust, lien, pledge, easement, hypothecation, assignment or security interest.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as the same may be amended from time to time, and the rules and regulations issued pursuant to that Act.

“Escrow Agent” shall have the meaning set forth in Section 2.5.

“Escrow Agreement” shall have the meaning set forth in Section 2.5.

“Excluded Assets” shall have the meaning set forth in Section 2.2.

“FWA/EMS Contracts” shall mean the Axxcelera Contract; the General Contract between Elrisa Electronic Systems and REMEC Wireless Systems, Inc. dated July 6, 2004 and any orders placed pursuant thereto; all purchase orders placed by Microsource, Inc. with Seller; and all purchase orders placed by Cougar Components with Seller.

“GAAP” shall mean accounting principles generally accepted in the United States of America.

“GDC Contract” shall the mean the Supply Agreement between Seller and General DataComm dated April 13, 2005, as amended April 13, 2005.

“GDC Deposit” shall have the meaning set forth in Section 2.1(f).

“Governing Documents” shall mean (a) the articles or certificate of incorporation and the bylaws of a corporation; (b) any charter or similar document adopted or filed in connection with the creation, formation or organization of any other entity; and (c) any amendment or supplement to any of the foregoing.

“Governmental Authorizations” shall mean any consent, license, registration or permit issued, granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any Legal Requirement.

“Governmental Entity” shall mean any government or any agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state or local, domestic or foreign.

“Holdback Amount” shall have the meaning set forth in Section 2.5.

“Indemnified Party” shall have the meaning set forth in Section 8.4.

“Indemnifying Party” shall have the meaning set forth in Section 8.4.

“Information Technology Transition Services Agreement” shall have the meaning set forth in Section 2.7(a)(v).

“Intellectual Property” means all registered and unregistered intellectual property rights, including, without limitation, all of the following items along with all income, royalties, damages, equitable relief and payments due or payable prior to or at the Closing or thereafter (including, without limitation, damages, equitable relief and payments for past, present or future infringements or misappropriations thereof, the right to sue and recover for past infringements or misappropriations thereof and any and all corresponding rights that, now or hereafter, may be secured throughout the world): (a) patents, patent applications, patent disclosures and inventions (whether or not patentable and whether or not reduced to practice) and any reissue, continuation, continuation-in-part, division, revision, extension or reexamination thereof; (b) trademarks, service marks, industrial designs, trade dress, internet domain names and web sites, logos, topographies, trade names and corporate names, together with all goodwill associated therewith; registered and unregistered copyrights, copyrightable works and mask works; (c) all registrations, applications and renewals for any of the foregoing; (d) trade secrets and confidential information (including, without limitation, ideas, formulae, compositions, know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial, business and marketing plans, and customer and supplier lists and related information); (e) computer software and software licenses (including, without limitation, data, databases and related documentation held through such software) owned and/or used by a party other than commercially available “off-the-shelf” software with a license fee of less than $10,000 in the aggregate for all copies of a particular software application; (f) licenses or other agreements to or from third parties regarding the foregoing; and (g) all copies and tangible embodiments of the foregoing (in whatever form or medium).

“Inventory” shall mean all inventory of the Business (including raw materials, supplies, work-in-progress, finished goods and other materials included in the inventory of the Business) and determined in accordance with the procedures set forth at Section 4.6(b).

“IRS” shall mean the Internal Revenue Service.

“Know How and Trade Secret License Agreement” has the meaning set forth in Section 2.7(a)(x).

“Knowledge” or other similar terms evidencing awareness (a) on the part of Seller and REMEC Philippines means the actual knowledge of Thomas H. Waechter, Winston Hickman, Tim Jones, Marilyn Lim and/or Steve Yasbek, and (b) on the part of Buyer means the actual knowledge of Dave Newman, Domingo Bonifacio, Chuck Bowman or Behzad Moeenziai.

“Law” or “Laws” shall mean any constitutional provision, statute, ordinance or other law, rule or regulation of any Governmental Entity.

“Legal Requirements” shall mean any federal, provincial, state, local, municipal, foreign, international, multinational or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute or treaty applicable to the Business.

“Liability” shall mean with respect to any Person, any liability or obligation of such Person, whether absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

“Licensed Intellectual Property” shall mean the know-how and trade secrets licensed by Seller to Buyer pursuant to the Know How and Trade Secret License Agreement.

“Licensed Mark” means the names and trademarks licensed by Seller to Buyer pursuant to the Trademark License Agreement.

“Names” shall have the meaning set forth in Section 2.2(e).

“Net Assets Statement” shall have the meaning set forth in Section 4.6.

“Novated Contracts” shall mean the contracts set forth at Exhibit 7.2(b).

“Offered Employees” shall have the meaning set forth in Section 3.1(a).

“Permitted Encumbrance” means (i) any Encumbrance for Taxes either not yet due and payable or being contested; (ii) mechanic’s, materialmen’s, workmen’s, warehousemen’s and other similar Encumbrances incurred in the ordinary course of business with respect to obligations which are not past due or which are being contested and which could not reasonably be expected to, individually or in the aggregate, have a Business Material Adverse Effect; (iii) such liens, imperfections of title, easements on real property or leasehold estates as do not, individually or in the aggregate, materially impair the operation of the Business; and (iv) Encumbrances arising pursuant to Assumed Contracts.

“Person” shall mean any individual, corporation, partnership, limited liability company, joint venture or other entity.

“PEZA” shall mean the Philippine Economic Zone Authority.

“Philippine Asset Reduction Compensation” shall be an amount equal to U.S.$186,000.00.

“Philippine Bill of Sale” shall have the meaning set forth at Section 2.7(a)(iii).

“Philippine Employee Fund” shall mean the REMEC Philippines employee retirement fund.

“Philippines Facility” shall mean Seller’s manufacturing facility located at No. 14 Ampere Street, Special Export Processing Zone, Light Industry & Science Park, Cabuyao Laguna, Philippines.

“Philippine Sublease” shall have the meaning set forth in Section 2.7(a)(viii).

“Plans” shall have the meaning set forth in Section 4.9(b).

“Poway Facility” shall mean Seller’s manufacturing facility located at 14020 Stowe Drive, Poway, California.

“Poway Sublease” shall have the meaning set forth in Section 2.7(a)(ix).

“Purchase Price” shall have the meaning set forth in Section 2.4.

“REMEC Philippines” shall mean RMPI, LLC - Philippine Branch, the Philippine branch of a California limited liability company.

“Seller” shall have the meaning set forth in the Preamble.

“Seller Indemnitees” shall have the meaning set forth in Section 8.3.

“Seller Losses” shall have the meaning set forth in Section 8.3.

“Seller’s Portion of the 13th Month Payment” shall have the meaning set forth in Section 3.1(k).

“Seller’s Portion of the Philippine Employee Fund” shall have the meaning set forth in Section 2.1(j).

“Statement Date” shall mean June 24, 2005.

“Subject Intellectual Property” shall have the meaning set forth in Section 4.8(a).

“SVB Escrow Agreement” shall mean that certain Escrow Agreement dated May 25, 2005, as amended July 7, 2005, between Wireless U.S., LLC, REMEC, Inc. and Silicon Valley Bank.

“SVB Escrow Amount” shall mean any amounts to be distributed, and actually distributed, to Seller at Closing pursuant to the terms of the SVB Escrow Agreement.

“Tax” or “Taxes” shall mean any and all taxes imposed or required to be collected by any foreign, federal, state or local taxing authority under any statute or regulation, including all income, gross receipts, sales, use, personal property, occupancy, business occupation, mercantile, ad valorem, transfer, license, withholding, payroll, employment, excise, real estate, environmental, capital stock, franchise, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalties and other additions thereto.

“Tax Return” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Trademark License Agreement” has the meaning set forth in Section 2.7(a)(xi).

“WARN” shall mean the U.S. Federal Worker Adjustment and Retraining Notification Act, as amended from time to time.

“Warranty Claims” shall have the meaning set forth in Section 2.3(a)(i).

ARTICLE 2

PURCHASE AND SALE OF ASSETS AND ASSUMED LIABILITIES

2.1 Assets to be Sold. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing and effective as of the Effective Time, Seller shall, and shall cause REMEC Philippines to, as applicable, sell, transfer, assign, convey and deliver to Buyer or its designee, and Buyer or its designee shall purchase from Seller and REMEC Philippines, as applicable, on a going concern basis, free and clear of all Encumbrances other than Permitted Encumbrances, all of the assets and properties of Seller and REMEC Philippines of every kind and description, wherever located, tangible or intangible, used exclusively in connection with the operation of the Business as the same shall exist on the Closing Date (herein collectively called the “Assets”), including, without limitation, all right, title and interest of Seller in, to and under:

(a) the equipment, Inventory, furniture, fixtures and other tangible assets related to the Business located at (or in transit to or from) the Poway Facility set forth on Exhibit 2.1(a);

(b) the equipment, Inventory, furniture, fixtures and other tangible assets related to the Business located at (or in transit to or from) the Philippine Facility set forth on Exhibit 2.1(b);

(c) all Contracts, including, without limitation, the specific contracts listed on Exhibit 2.1(c), except to the extent excluded pursuant to Section 2.2(a) (the “Assumed Contracts”);

(d) all notes and accounts receivable of the Business arising pursuant to the Assumed Contracts (including, without limitation, all unused deposits with respect to the Assumed Liabilities), including, without limitation, the accounts receivable pursuant to the Axxcelera Contract;

(e) to the extent transferable, the Governmental Authorizations held by Seller and REMEC Philippines and listed on Exhibit 2.1(e);

(f) the cash deposit of U.S.$1,200,000 received by Seller from General DataComm in accordance with the GDC Contract less amounts credited against such deposit for product delivered to General DataComm in accordance with the terms of the GDC Contract (the “GDC Deposit”);

(g) all books and records (including all data and other information stored on discs, tapes or other media) relating exclusively to the Assets, the Assumed Liabilities, or the properties, business and operations of the Business, including, without limitation, research and development reports, production reports, equipment logs, operating guides and manuals, advertising materials, promotional materials, correspondence and other similar documents and records and, subject to Legal Requirements, copies of all Continuing Employee personnel records;

(h) all Intellectual Property of Seller and REMEC Philippines used exclusively in the Business, including, without limitation, the patents and patent applications referred to in Exhibit 2.1(h) and all customer and referral information, trade secrets and copyrights for models, designs and the like related exclusively to the Business;

(i) all of Seller’s and REMEC Philippines’ rights, claims or causes of action, whether ex contractu or ex delicto, against third parties relating to the Assets arising out of events or transactions occurring prior to the Closing Date;

(j) an amount equal to all amounts in the Philippine Employee Fund which are allocated to the Continuing Employees including such amounts for estimated contributions through the Closing Date (“Seller’s Portion of the Philippine Employee Fund”), as set forth in Exhibit 2.1(j); and

(k) the goodwill of the Business.

2.2 Excluded Assets. Other than the Assets, no other asset or property of Seller or REMEC Philippines shall be transferred to Buyer pursuant to this Agreement, including, without limitation, the following assets (collectively, the “Excluded Assets”):

(a) the tangible assets listed on Exhibit 2.2(a);

(b) all contracts of Seller and REMEC Philippines other than the Assumed Contracts, including those listed on Exhibit 2.2(b) as excluded contracts;

(c) all accounts receivable arising pursuant to any agreement, contract, instrument, obligation, promise or undertaking other than Assumed Contracts;

(d) all personnel records and other records that Seller is required by law to retain in its possession (provided that to the extent consistent with law copies relating to the Continuing Employees shall be provided to Buyer);

(e) all Intellectual Property of Seller or REMEC Philippines other than Intellectual Property used exclusively in the Business, including without limitation, all names, marks, trade names, trademarks, service names and service marks (collectively “Names”) incorporating “REMEC” and all symbols or logos (collectively, “Logos”) incorporating REMEC and all trade secrets and know-how used by Seller in the design and manufacture of wireless telecommunication products; and

(f) all assets of any Seller or REMEC Philippines business other than the Business.

2.3 Liabilities.

(a) Assumed Liabilities. On the Closing Date, and effective as of the Effective Time, Buyer will assume and agree to discharge only the following Liabilities of Seller or REMEC Philippines, as the same shall exist on and as of the Closing Date:

(i) all warranty claims of third parties against Seller or REMEC Philippines with respect to any of the Assets or relating to the Business, subject to Seller’s reimbursement obligations set forth at Section 2.12 (“Warranty Claims”);

(ii) with respect to Assumed Contracts and Novated Contracts, the executory obligations of Seller under the Assumed Contracts and Novated Contracts, except to the extent such obligations arise out of or result from Seller’s (or any of its Affiliate’s) breach of or default in its (or its Affiliate’s) obligations under the Assumed Contracts or Novated Contracts prior to the Closing; provided, however, that Buyer assumes any such obligations only to the extent provided for in Section 2.3(a)(i);

(iii) omitted;

(iv) those liabilities and obligations accrued or arising with respect to the Continuing Employees which are listed on Exhibit 2.3(a)(iv) attached hereto (the total amount of such accrued and assumed liabilities and obligations is hereinafter referred to as the “Assumed Employee Liabilities”);

(v) all Accounts Payable other than accounts payable arising in connection with the performance of the Axxcelera Contract prior to the Closing;

(vi) all Liabilities arising out of, or relating to, WARN or California Labor Code Sections 1400-1408 due to or arising from actions of Buyer at any time after the next logical instant following the Effective Time; and

(vii) all Liabilities of the Business as of the Effective Time that are of a type that would be reflected on a balance sheet of the Business (other than Retained Liabilities or accrued wages and taxes and employee benefits that do not constitute Assumed Employee Liabilities) which are listed on Exhibit 2.3(a)(vii).

All of the liabilities and obligations to be transferred to and assumed or discharged by Buyer pursuant to this Section 2.3(a) are herein referred to collectively as the “Assumed Liabilities.” For clarity, and subject to Buyer’s indemnification obligations provided in Section 8.3, Buyer shall be solely responsible for satisfying, discharging and performing all such Assumed Liabilities on a timely basis in accordance with their terms, provided Buyer shall have the ability to contest, in good faith, any such claim of Liability asserted in respect thereof by any Person.

(b) Retained Liabilities The Retained Liabilities shall remain the sole responsibility of Seller and REMEC Philippines. “Retained Liabilities” shall mean every Liability of Seller and REMEC Philippines other than the Assumed Liabilities, including without limitation:

(i) any Liability under any contract other than an Assumed Contract or Novated Contract and all accounts payable arising in connection with the performance of the Axxcelera Contract prior to Closing;

(ii) with respect to Assumed Contracts and Novated Contracts, any Liability arising thereunder prior to the Closing, except to the extent assumed pursuant to Section 2.3(a)(i), 2.3(a)(ii) and/or 2.3(a)(iii);

(iii) omitted;

(iv) any Liability owed to the Continuing Employees prior to the Effective Time other than Assumed Employee Liabilities;

(v) any Liability for or related to indebtedness of Seller or REMEC Philippines to banks, financial institutions or other Persons with respect to borrowed money and including any interest payable in respect thereof, including, without limitation, any intercompany or similar payables and other Liabilities of the Business to Seller (meaning the businesses of Seller other than the Business) or any of its Affiliates;

(vi) any Liability arising out of or in connection with any liquidation of Seller;

(vii) except as expressly provided in Section 2.3(a), any Liability (i) relating to the Business, the Assets or any products or related services sold, shipped, distributed or licensed by Seller prior to the Closing, or (ii) arising out of any act or omission of Seller prior to or after the Closing based on any alleged tort, breach of contract, proprietary rights infringement, default in performance, breach of warranty, product defect or any other cause, together with any liabilities, obligations, costs or expenses arising out of or relating to any such claim;

(viii) except for Assumed Employee Liabilities, (a) any Liability to any of Seller’s or REMEC Philippine’s employees or any other Person for salary, bonuses, commissions, sick pay, severance payments or other compensation or benefits of any kind (including without limitation the items described in Section 4.9) with respect to work or services performed prior to the Closing or with respect to the termination by Seller or REMEC Philippines of employees or any such other Person prior to the Closing or as a consequence of the Closing, regardless of when said claim or liability is asserted and (b) any Liability arising under or relating to the Plans;

(ix) all Liabilities of Seller arising out of, or relating to, WARN or California Labor Code Sections 1400-1408, other than due to or arising from actions of Buyer at any time after the next logical instant following the Effective Time;

(x) all Liabilities of Seller (or any Affiliate of Seller) for Taxes attributable to the Business at any time through the Effective Time, including, without limitation, Taxes attributable to the transactions contemplated by this Agreement (other than such Taxes to be paid by Buyer pursuant to Section 2.9), including, without limitation, any liability or obligation of Seller or any Affiliate for any income, sales, use, transfer, transaction, withholding, excise, ad valorem, employment-related or other Taxes (specifically including, solely by way of example, any income or similar tax measured by any gain derived by Seller or any Affiliate from the transactions contemplated by this Agreement, any excise tax withholding liability under Section 4999 of the Code relating to “golden parachute” agreements, and any liabilities for taxes, interest or penalties in respect of deferred compensation payable by Seller or any Affiliate pursuant to Section 409A of the Code and related provisions added by the American Jobs Creation Act of 2004), and any interest or penalties on any such Taxes;

(xi) all Liabilities relating to any claims from any broker, agent or person acting on behalf of Seller that they are entitled to any commission, broker’s, finder’s or similar fee in relation to the transactions contemplated by this Agreement; and

(xii) all product liability claims of third parties against Seller or REMEC Philippines with respect to any of the Assets or relating to the Business arising on or before the Closing.

2.4 Purchase Price. In consideration of the sale, assignment, transfer and delivery of the Assets as provided herein, Buyer shall (a) assume or discharge the Assumed Liabilities and (ii) pay to Seller the amount of U.S. $15,000,000 (the “Purchase Price”), which is subject to adjustment as set forth in Section 3.3, infra.

2.5 Cash Payment at Closing; Holdback Amount.

(a) At Closing, Buyer shall pay to Seller a cash amount equal to the Purchase Price less $1,000,000 (the “Holdback Amount”), less the SVB Escrow Amount actually received by Seller, less the GDC Deposit, less Seller’s Portion of the 13th Month Payment, less Philippine Asset Reduction Compensation, plus any amounts payable by Buyer to Seller pursuant to Section 2.11. The net amount paid to Seller at the Closing is hereinafter referred to as the “Cash Payment.” At Closing, Buyer and Seller shall attach to this Agreement as Exhibit 2.5 - A a schedule setting forth the calculation of the Cash Payment at Closing.

(b) The Holdback Amount shall guarantee and secure any obligations of Seller that may arise out of this Agreement and the Ancillary Agreements or as a result of any claims made by Buyer in good faith under this Agreement or such Ancillary Agreements. Except to the extent of a pending claim for breach of or nonperformance under any such agreement, any remaining balance of the Holdback Amount shall be released to the Seller on the date which is nine (9) months following the Closing Date and pursuant to the terms of the Escrow Agreement (as defined below). The parties have designated Silicon Valley Bank to act as escrow agent (the “Escrow Agent”) under an escrow agreement to be entered into at the Closing among Buyer, Seller and Escrow Agent (the “Escrow Agreement”), substantially in the form attached hereto as Exhibit 2.5 - B. At Closing, Buyer shall deposit cash in the amount of the Holdback Amount with the Escrow Agent pursuant to the terms of the Escrow Agreement. Buyer and Seller shall share equally all costs and expenses associated with establishing and maintaining the escrow arrangement.

2.6 Closing. The purchase and sale (the “Closing”) provided for in this Agreement will take place at the offices of Heller Ehrman, LLP, 333 Bush Street, San Francisco, California on August 5, 2005, or such other place and/or time as is mutually agreeable to the parties. The date and time as of which the Closing actually takes place is referred to as the “Closing Date.”

2.7 Closing Obligations.

(a) At the Closing, Seller will deliver to Buyer:

(i) all of the Assets capable of physical delivery;

(ii) a bill of sale substantially in the form of Exhibit 2.7(a)(ii) (the “Bill of Sale”) relating to all Assets other than the Philippine physical assets duly executed by Seller and REMEC Philippines;

(iii) a Philippine bill of sale substantially in the form of Exhibit 2.7(a)(iii) (the “Philippine Bill of Sale”) relating to the Philippine physical assets duly executed by Seller and REMEC Philippines;

(iv) an assignment and assumption agreement substantially in the form of Exhibit 2.7(a)(iv) (the “Assignment and Assumption Agreement”) duly executed by Seller and REMEC Philippines;

(v) an Information Technology Transition Services Agreement substantially in the form of Exhibit 2.7(a)(v) (the “Information Technology Transition Services Agreement”) duly executed by Seller;

(vi) the Escrow Agreement, duly executed by Seller;

(vii) an agreement related to the Baan license agreement (the “Agreement Related to Baan License Agreement”) in substantially the form set forth at Exhibit 2.7(a)(vi), duly executed by Seller;

(viii) a sublease agreement (the “Philippine Sublease”) relating to the sublease of certain premises in the Philippines Facility in substantially the form set forth at Exhibit 2.7(a)(viii), duly executed by REMEC Philippines;

(ix) a sublease agreement (the “Poway Sublease”) relating to the sublease of certain premises in the Poway Facility in substantially the form set forth at Exhibit 2.7(a)(viii), duly executed by Seller.

(x) a Know How and Trade Secret License Agreement (the “Know How and Trade Secret License Agreement”) in substantially the form set forth at Exhibit 2.7(a)(ix), duly executed by Seller;

(xi) a Trademark License Agreement (the “Trademark License Agreement”) in substantially the form set forth at Exhibit 2.7(a)(xi), duly executed by Seller;

(xii) a Software License Agreement (the “Software License Agreement”) in substantially the form set forth at Exhibit 2.7(a)(xii), duly executed by Seller;

(xiii) a Patent Assignment Agreement (the “Patent Assignment”) in substantially the form set forth at Exhibit 2.7(a)(xiii), duly executed by Seller;

(xiv) to the extent there exists any SVB Escrow Amount, Exhibit C to the SVB Escrow Agreement, duly executed by Seller;

(xv) such other deeds, bills of sale, assignments, certificates of title, documents and other instruments of transfer and conveyance as may reasonably be requested by Buyer, each in form and substance reasonably satisfactory to Buyer and its legal counsel and duly executed and delivered by Seller or REMEC Philippines, as applicable;

(xvi) consents to the assignments of the Novated Contracts or the fully-executed novation agreements for such Novated Contracts;

(xvii) the Seller’s Portion of the Philippine Employee Fund, to be delivered by REMEC Philippines to Buyer or its designee to be deposited in Buyer’s or such designees’ Philippine employee plan.

(xviii) updated Disclosure Schedules, if necessary, delivered by Seller, in such form as is reasonably acceptable to Buyer in good faith.

(b) At the Closing, Buyer will deliver to Seller (except as otherwise provided herein):

(i) the Cash Payment in immediately available funds to such account as may be specified by Seller in writing prior to the Closing, and the Holdback Amount to the Escrow Agent pursuant to the Escrow Agreement;

(ii) all sales, use and transfer Taxes payable by Buyer pursuant to Section 2.9, in immediately available funds to such account as may be specified by Seller in writing prior to the Closing;

(iii) the Bill of Sale duly executed by Buyer;

(iv) the Philippine Bill of Sale duly executed by Buyer;

(v) the Assignment and Assumption Agreement duly executed by Buyer;

(vi) the Escrow Agreement, duly executed by Buyer;

(vii) the Agreement Related to Baan License Agreement duly executed by Buyer;

(viii) the Sublease duly executed by Buyer;

(ix) to the extent there exists any SVB Escrow Amount, Exhibit C to the SVB Escrow Agreement, duly executed by Wireless U.S., LLC providing instructions to deliver the SVB Escrow Amount to an account designated by Seller;

(x) the Know How and Trade Secret License Agreement duly executed by Buyer;

(xi) the Trademark License Agreement duly executed by Buyer;

(xii) the fully-executed novation agreements for such Novated Contracts; and

(xiii) the Information Technology Transition Services Agreement duly executed by Buyer or its designees.

2.8 Allocations. Prior to Closing, the parties shall agree in good faith, and in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder, upon the allocation among the Assets of the consideration paid by Buyer for the Assets, which will reflect accurate and fair values of the respective Assets. Buyer and Seller each agree to timely file with the IRS such allocation under Code Section 1060 on IRS Form 8594 or any successor form thereto. Such allocation shall be attached hereto as Exhibit 2.8. After the Closing, the parties shall make consistent use of the allocation specified in Exhibit 2.8 as it may be adjusted pursuant to the prior sentence for all purposes (including financial accounting and Tax purposes) and in all filings, declarations and reports with the California Franchise Tax Board or the IRS in respect thereof, including the reports required to be filed under Section 1060 of the Code and the Treasury Regulations promulgated thereunder.

2.9 Sale, Use, Transfer Taxes and Fees; Bulk Sales. Seller shall be responsible for any transfer, sales, use and similar Taxes or customs duties imposed by reason of the transfer of the Assets and the Assumed Liabilities provided hereunder; provided, however, that any transfer, sales, use and similar Taxes or customs duties imposed by any Governmental Authority of the Philippines by reason of the transfer of the Assets shall be paid by Buyer. Buyer and Seller hereby waive compliance with the bulk-transfer provisions of the Uniform Commercial Code (specifically the California Uniform Commercial Code) and any similar law (“Bulk Sales Laws”), to the extent applicable, in connection with transfer of the Assets and Assumed Liabilities as contemplated by this Agreement.

2.10 Consents. Nothing in this Agreement shall be construed as an attempt or agreement to assign any Assumed Contract which is non-assignable without the consent of the party or parties thereto unless such consent shall have been obtained. Buyer shall cooperate with Seller to obtain the consents of any other party required in connection with the transfer of any Assumed Contract requiring such consent and Seller or REMEC Philippines, as applicable, shall provide Buyer with all of the benefits enjoyed by Seller or REMEC Philippines under any such Assumed Contract until consent to the assignment thereof is obtained.

2.11 Transition Matters. Upon the prior written agreement of Buyer and Seller, Seller shall acquire certain assets and provide or pay for certain services to assist with the transition of the Business, which specific assets and services (including Seller’s actual direct costs therefor) shall be listed on Exhibit 2.11 attached hereto or any supplemental Exhibit 2.11 agreed to by the parties in writing prior to Closing. At the Closing, Buyer shall pay to Seller those agreed-upon amounts set forth on Exhibit 2.11.

2.12 Warranty Claims Payments. All of Buyer’s costs incurred in connection with any and all Warranty Claims in excess of the amounts expressly set forth on Exhibit 2.12 shall, upon Buyer’s notice to Seller of same with reasonable supporting documentation, be promptly reimbursed by Seller. Seller acknowledges that the warranty periods for such Warranty Claims will extend at various lengths into the future and Seller will make reasonably adequate provision therefor.

2.13 Omitted.

2.14 Axxcelera Payments. In addition to the Assets transferred from Seller to Buyer pursuant to Section 2.1(a), Seller will pay Buyer Seventy Five U.S. Dollars (U.S.$75.00) for each iCPE unit shipped by Buyer or its Affiliates following the Closing Date pursuant to the Axxcelera Contract through November 10, 2005; Seller shall pay such amounts within ten days of Buyer providing Seller with reasonable documentation of such shipments.

2.15 Limited Name and Logo License. Effective and conditioned upon the Closing, Seller hereby grants to Buyer a perpetual, non-exclusive, worldwide, fully-paid, royalty-free license to reproduce and use the “REMEC” name and the logo set forth on Exhibit 2.15 only as part of Buyer’s repair of products in connection with the Business that were sold by Seller prior to the Closing. In addition, effective and conditioned upon the Closing, Seller hereby grants to Buyer a limited non-exclusive, worldwide, fully-paid, royalty-free license to reproduce and use the “REMEC” name and the logo set forth on Exhibit 2.15 on products sold by Buyer out of existing inventory included in the Assets as well as to use, until exhausted, the existing marketing literature and product documentation related exclusively to the Business in connection with the operation of the Business, which license shall terminate 9 months from the Closing Date, unless extended upon mutual written agreement of Seller and Buyer. Notwithstanding the foregoing, however, neither of these two licenses shall grant Buyer the right to use the mark “REMEC” together with the words “Defense”, “Space”, “Microwave”, “Defense and Space” or “Space and Defense” or in the specific immediately-conjoined term “REMEC Wireless”.

ARTICLE 3

EMPLOYMENT AND POST-CLOSING ADJUSTMENT

3.1 Employees.

(a) Buyer shall offer, on or prior to Closing, employment to the employees of the Business identified in Exhibit 2.3(a)(iv) attached hereto as well as any employee of the Business hired after the date of this Agreement as approved in advance in writing by Seller and either Dave Newman or Domingo Bonifacio (the “Offered Employees”). Seller acknowledges that Buyer’s employment of any Offered Employees shall be contingent upon, and shall commence as of, the Closing. The terms of employment offered to such Offered Employees shall be at the same or greater rate of base salary and for a comparable position as each had with Seller immediately prior to the Closing. Seller agrees that, effective as of the Closing and upon the Offered Employees accepting Buyer’s offer of employment and becoming Continuing Employees, the employment of each such Continuing Employee with Seller or REMEC Philippines, as applicable, shall terminate; provided that any and all agreements with Seller, REMEC Philippines or either’s Affiliates concerning confidentiality, assignment of works and nonsolicitation shall remain in full force and effect and shall survive the termination of each such person’s employment with Seller or REMEC Philippines in accordance with the terms thereof. Attached as Exhibit 3.1(a) - B is a form of offer letter to be delivered by Buyer to each Offered Employee. Seller acknowledges that the due and valid counter-execution of such an offer letter shall be a condition precedent to any Offered Employee’s employment with Buyer and that Seller (not Buyer) shall have full responsibility for all obligations of any nature relating to any of its employees other than Continuing Employees.

(b) Except to the extent any Liability is an Assumed Employee Liability, as of the Closing, Seller shall pay, or cause to be paid, to all Offered Employees who accept employment with Buyer as of the Closing (collectively, the “Continuing Employees”) any and all Liabilities of Seller or REMEC Philippines due such employees and relating to or arising out of their employment with Seller or REMEC Philippines, as applicable, prior to the Closing or the termination of their employment with Seller or REMEC Philippines, as applicable, including, without limitation, any payments and benefits due to such Continuing Employees as accrued wages, salary, bonus, commission or other forms of compensation, including, without limitation, any change of control, retention or similar agreements of Continuing Employees (e.g., Seller’s payment obligations under its retention agreements with David Newman and Domingo Bonifacio). Without limiting the generality of the foregoing, Seller agrees that Seller shall, in accordance with its policies, reimburse all Continuing Employees for all business expenses reimbursable pursuant to Sellers’ and/or REMEC Philippines’ policies and incurred by such persons prior to the Closing. To the extent that, after the Closing, any such person submits to Buyer a request for reimbursement for business expenses incurred prior to the Closing, Buyer shall promptly forward such request to Seller and Seller shall, promptly upon receiving such a request, pay such expenses that are reimbursable pursuant to its policies in full and confirm to Buyer that such payment has been made. It shall be a condition to each Offered Employee’s employment with Buyer, that such Offered Employee (a) counter sign the offer letter delivered to such Offered Employee pursuant to Section 3.1(a) and (b) provide such immigration, tax and worker/employee documentation as is required by applicable Law.

(c) Effective as of the Closing Date, Buyer will provide to each Continuing Employee substantially similar benefits (to the extent commercially practicable) to those offered by Seller or REMEC Philippines, as applicable, prior to the Closing, including the benefits set forth in Exhibit 5.4. For the purposes of satisfying the service requirements, if any, as well as for purposes of computing vesting in Buyer’s employee benefit plans or company policies, including but not limited to vacation and sick leave, Buyer will treat service by each of the Continuing Employees with Seller or REMEC Philippines, as applicable, as service with Buyer. All Continuing Employees shall cease active participation in all plans, programs and arrangements of Seller and REMEC Philippines relating to compensation and employee benefits as of the Effective Time.

(d) Buyer shall not be deemed a “successor employer” of any employees or former employees of Seller or REMEC Philippines.

(e) To the extent commercially practicable, Buyer will not engage within 90 days after the Closing Date in a “plant closing”, “relocation”, “lay off”, “mass layoff” or “termination” or cause any “employment loss” (as such terms are defined in the WARN Act or Sections 1400-1408 of the California Labor Code) with respect to the Business nor will Buyer engage in any workforce reductions that, taken with any such reductions by Seller prior to Closing, would constitute an “employment loss”, “plant closing”, “relocation”, “lay off”, “mass layoff” or “termination”.

(f) Nothing in this Section 3.1 shall be construed as conferring on any Continuing Employee a continued right to employment with Buyer. Except as set forth herein, nothing herein shall restrict Buyer in the exercise of its independent business judgment, as to the terms and conditions under which it shall continue to employ any Continuing Employee, the duration of any such employment, the basis on which such employment is terminated or the compensation or benefits provided to any such Continuing Employee.

(g) In the event a claim is made against Seller or REMEC Philippines by a Continuing Employee claiming that such Continuing Employee is entitled to severance benefits pursuant to (a) Seller’s U.S. Severance Policy (HR-3-0008) dated and effective as of October 1, 2004 (a copy of which is attached as Exhibit 3.1(g) for reference purposes) because such Continuing Employee accepted an offer of employment from Buyer where the wages and benefits provided by Buyer were not substantially similar to those offered by Seller or (b) the Philippine Employee Fund or Philippine law, Buyer shall indemnify Seller and REMEC Philippines, as applicable, under the terms of Section 8.2 with respect to such claim as an Assumed Liability.

(h) Buyer will, for a period of one year from and after the Closing Date, refrain from, either alone or in conjunction with any other Person, or directly or indirectly through its present or future Affiliates, employing, engaging or seeking to employ or engage any employee of Seller or its Affiliates, other than an Offered Employee through the offer described in Section 3.1(a) or a Continuing Employee, who within the prior 12 months had been an employee of Seller or any of its Affiliates, unless such employee (i) resigns voluntarily (without any solicitation from or on behalf of Buyer or any of its Affiliates) or (ii) is terminated by Seller or any of its Affiliates.

(i) Seller will, for a period of one year from and after the Closing Date, refrain from, either alone or in conjunction with any other Person, or directly or indirectly through its present or future Affiliates, employing, engaging or seeking to employ or engage any employee of Buyer or its Affiliates, including any Continuing Employee, unless such employee (i) resigns voluntarily (without any solicitation from or on behalf of Seller or its Affiliates) or (ii) is terminated by Buyer or any of its Affiliates.

(j) The covenants contained in Section 3.1(h) and (i) relate to matters which are of a special, unique and extraordinary character and a violation of any of the terms of Section 3.1(h) and (i) will cause irreparable injury to Buyer or Seller, as the case may be, the amount of which will be impossible to estimate or determine and which cannot be adequately compensated. Therefore, Buyer or Seller, as the case may be, will be entitled to an injunction, restraining order or other equitable relief from any court of competent jurisdiction (as may be allowed pursuant to the rules of the applicable jurisdiction where such remedies are being sought) in the event of any breach of the foregoing Section 3.1(h) or (i), as the case may be, and the other party hereby consents to the granting by any court of an injunction or other equitable relief, without the necessity of actual monetary loss being proved, in order that the breach or threatened breach of such provisions may be effectively restrained. The rights and remedies provided by this Section 3.1(j) are cumulative and in addition to any other rights and remedies which Buyer and/or Seller may have hereunder or at law or in equity.

(k) With respect to the obligation under Philippine law to provide the “13th Month Payment” to Offered Employees, Seller and Buyer in good faith estimate such amount to be due for the calendar year 2005 as U.S.$95,932.49 and Seller shall pay to Buyer at Closing the pro-rated amount of such estimated total payment based upon the period from January 1, 2005 through the Closing Date and the number of Continuing Employees (“Seller’s Portion of the 13th Month Payment”).

(l) Buyer shall provide, or Buyer will cause its applicable wholly-owned subsidiary to provide, the benefits described in this Section 3.1.

3.2 Adjustment of Continuing Employee Philippine Fund Allocation. Within five days following the Closing Date, Seller and Buyer shall jointly instruct E. M. Zalamea Actuarial Services, Inc., or such other mutually acceptable actuarial service, to update the June 21, 2005 actuarial report of E. M. Zalamea Actuarial Services, Inc. such that the updated report shall set forth the portion of the Philippine Employee Fund that is attributable to the Continuing Employees as of the Effective Time (the “ODU Portion of the Philippine Fund”) as well as the portion of the Philippine Employee Fund that is attributable to the employees of REMEC Philippines other than Continuing Employees as of the Effective Time. To the extent the ODU Portion of the Philippine Fund exceeds the Seller’s Portion of the Philippine Employee Fund, Seller shall within five Business Days of the date of such report forward the difference to Buyer. To the extent the ODU Portion of the Philippine Fund is less than the Seller’s Portion of the Philippine Employee Fund, Buyer shall within five Business Days of the date of such report forward the difference to Seller.

3.3 Post-Closing Adjustment.

(a) As soon as practicable but not later than fifteen (15) Business Days after the Closing Date, Seller shall prepare a closing balance sheet reflecting only the Assets and Assumed Liabilities immediately prior to the Effective Time (the “Proposed Closing Balance Sheet”) and reflecting the Net Working Capital as of such time, prepared in accordance with the principles and policies used by Seller in preparing the Net Assets Statement, including those set forth in the preambular paragraph of Section 4.6 and those specifically set forth at Section 4.6 (a) and (b). Upon completion of the Proposed Closing Balance Sheet, Seller shall promptly deliver the Proposed Closing Balance Sheet to Buyer with a notice (the “Notice of Adjustment”) setting forth its proposed adjustment, if any, as contemplated hereby. As soon as possible following the Closing Date and during the preparation of and after the completion of the Proposed Closing Balance Sheet until the Final Determination Date (as defined infra), Seller shall provide Buyer and its advisors with timely access to the work papers, trial balances and similar materials (including, without limitation, all underlying data as of the Closing Date regarding Inventory (by item group and otherwise), Accounts Payable, and accounts receivable in connection with the Business) used in connection with the preparation of the Proposed Closing Balance Sheet.

(b) Following receipt of the Notice of Adjustment, Buyer shall have 10 Business Days (the “10-Day Period”) to review the Proposed Closing Balance Sheet and the Notice of Adjustment. At or before the end of the 10-Day Period, Buyer will either (A) accept the Proposed Closing Balance Sheet in its entirety or (B) deliver to Seller a written notice (the “Objection Notice”) containing a sufficiently detailed written explanation of those items in the Proposed Closing Balance Sheet which Buyer disputes, in which case the items identified by Buyer shall be deemed to be in dispute. If Buyer delivers the Objection Notice in a timely manner, then, within ten (10) Business Days from the end of the 10-Day Period the parties and, if desired, their accountants, will attempt to resolve in good faith any disputed items and reach a written agreement (the “Settlement Agreement”) with respect thereto. Failing such resolution, the unresolved disputed items will promptly be referred for final binding resolution to a nationally recognized auditing firm (other than Squar Milner Reehl Williamson, LLP) or any auditor of Buyer or Seller reasonably acceptable to Buyer and Seller, each acting in good faith (the “Accountant”), the fees and expenses of which shall be borne equally by Buyer on the one hand, and Seller on the other hand, and in such case the Closing Balance Sheet (as defined infra) will be as determined by the Accountant. Such determination (the “Accountant’s Determination”) shall be (A) in writing, (B) furnished concurrently to Buyer and Seller as soon as practicable after the items in dispute have been referred to the Accountant, (C) made in accordance with the principles and policies used by Seller in preparing the Net Assets Statement, including those set forth in the preambular paragraph of Section 4.6 and those specifically set forth at Section 4.6(a) and (b) and (D) nonappealable and incontestable by Buyer, Seller and each of their respective Affiliates and successors and not subject to collateral attack for any reason.

(c) If the Net Working Capital as reflected on the Closing Balance Sheet is less than US$10,882,000 (the amount of such difference being referred to herein as the “Difference”), then within five (5) Business Days following the Final Determination Date, Seller shall deliver the Difference to Buyer by wire transfer of immediately available funds at the direction of Buyer. If the Net Working Capital as reflected on the Closing Balance Sheet is equal to or greater than US$10,882,000, then Buyer will not make any payment to Seller.

(d) “Net Working Capital” shall mean the total current Assets minus the total current Assumed Liabilities but excluding for purposes of such calculation any Assets comprised of Inventory held for the performance of the FWA/EMS Contracts. “Final Determination Date” shall mean the earliest to occur of (A) the 11th Business Day following the receipt by Buyer of the Notice of Adjustment if Buyer shall have failed to deliver the Objection Notice to Seller within the 10-Day Period, (B) the date on which either Buyer or Seller gives the other a written notice to the effect that such party has no objection to the other party’s determination of the Closing Balance Sheet, (C) the date on which Buyer and Seller execute and deliver a Settlement Agreement, or (D) the date as of which Buyer and Seller shall have received the Accountant’s Determination. “Closing

Balance Sheet” shall mean (A) the Proposed Closing Balance Sheet if agreed by Buyer within the 10-Day Period, (B) the Proposed Closing Balance Sheet if Buyer shall have failed to deliver the Objection Notice to Seller within the 10-Day Period, (C) a closing balance sheet agreed to between the parties in writing, (D) a closing balance sheet provided for in a Settlement Agreement or (E) the closing balance sheet provided for in the Accountant’s Determination.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Disclosure Schedules, Seller hereby represents and warrants to Buyer that the following statements set forth in this ARTICLE 4 are true and correct. Buyer shall be deemed to have waived in full any breach of any of Seller’s representations and warranties set forth in this ARTICLE 4 of which Domingo Bonifacio, David Newman, Chuck Bowman or Behzad Moeenziai has actual knowledge at the Closing.

4.1 Organization and Good Standing. (a) Seller is a corporation duly organized, validly existing and in good standing under the laws of California, with full corporate power and authority to own or lease its properties and to conduct its business as currently conducted. Seller is qualified to do business and is in good standing in each other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification, except where the failure to be so qualified would not have a Business Material Adverse Effect.

(b) REMEC Philippines is a limited liability company duly organized, validly existing and in good standing under the laws of California, with full power and authority to own or lease its properties and to conduct its business as currently conducted. REMEC Philippines is currently in good standing and registered to do business in the Philippines. REMEC Philippines is qualified to do business and is in good standing in each other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification, except where the failure to be so qualified would not have a Business Material Adverse Effect.

4.2 Authority; No Conflict.

(a) This Agreement constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and limitations on the availability of equitable remedies. Seller has the absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and to perform its obligations under this Agreement.

Seller has all necessary authority and power to enter into this Agreement and each of Seller and REMEC Philippines has all necessary authority and power to carry out the transactions contemplated by this Agreement. The execution, delivery and performance by Seller and REMEC Philippines (as to performance) of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary action of Seller and REMEC Philippines and no other action on the part of Seller or REMEC Philippines is required in connection therewith.

(b) The execution, delivery and performance by Seller and REMEC Philippines (as to performance) of this Agreement do not, and the performance by Seller and REMEC Philippines of the transactions contemplated by this Agreement will not:

(i) violate any provision of the Governing Documents of Seller or REMEC Philippines;

(ii) except as otherwise provided in this Agreement, as set forth in Schedule 4.2(b)(ii) of the Disclosure Schedules or as may be required by any Bulk Sales Laws, violate any Laws or Legal Requirements applicable to Seller or REMEC Philippines or require Seller or REMEC Philippines to obtain any material approval or consent, or make any filing with, any person or entity (governmental or otherwise) that has not been obtained or made; or

(iii) except as set forth in Schedule 4.2(b)(iii) of the Disclosure Schedules, result in a violation or any breach of any material Contract to which Seller or REMEC Philippines is a party or any of the Assets is subject or by which Seller or REMEC Philippines is bound, except for those violations that would not have a Business Material Adverse Effect.

4.3 Encumbrances; Condition. Seller or REMEC Philippines owns all of the Assets free and clear of all Encumbrances except (a) Encumbrances disclosed in Schedule 4.3 of the Disclosure Schedules and (b) Permitted Encumbrances. At Closing, the Assets will be transferred to Buyer free and clear of all Encumbrances other than Permitted Encumbrances.

4.4 Taxes.

(a) Except as set forth on Schedule 4.4 of the Disclosure Schedules, each of Seller and REMEC Philippines has filed or caused to be filed with the applicable Governmental Entity all Tax Returns required to have been filed with respect to the Business and any Affiliate in which any portion of the Business is operated. All such Tax Returns were true, correct and complete in all material respects. Except as set forth on Schedule 4.4 of the Disclosure Schedules, all Taxes owed by Seller and REMEC Philippines and each of its Affiliates in respect of the Business and any Affiliate in which any portion of the Business is operated (whether or not shown on any Tax Return) have been paid. Except as set forth on Schedule 4.4, neither Seller nor REMEC Philippines has requested extensions of time to file any Tax Returns that have not actually been filed. There are no liens or other encumbrances on the Assets that arose in connection with any failure (or alleged failure) to pay any Tax and there are no grounds for the assertion or assessment of any Encumbrances against the Business or the Assets in respect of any Taxes. The transactions contemplated by this Agreement will not give rise to the creation of any Encumbrances against the Business or the Assets in respect of any Taxes or the assertion of any additional Taxes against the Business or the Assets, other than Encumbrances resulting from unpaid Taxes which Seller and REMEC Philippines will fully and timely pay as soon as required after the Closing Date. For avoidance of doubt, and not by way of limitation, for purposes of this Section 4.4, the term “Encumbrance” has the meaning ascribed in ARTICLE 1 and also includes any claim against Buyer for Taxes claimed to be due from Seller and/or REMEC Philippines under any law or regulation imposing transferee, purchaser, or successor liability for Taxes of a seller or predecessor in business.

(b) Except as set forth on Schedule 4.4 of the Disclosure Schedules, each of Seller and REMEC Philippines has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party with respect to the Business. Each of Seller and REMEC Philippines has, or has caused to be, collected, and timely and fully paid over to the appropriate Governmental Entity, all federal, state, local, or foreign sales, use, transaction, excise or similar Taxes required to have been collected from customers or other third parties, with respect to the Business except for any such Taxes for which payment to a Governmental Entity is not yet due, and all such Taxes will be paid, or will be caused to be paid, by Seller and REMEC Philippines following the Closing Date no later than when payment thereof is legally required.

(c) Except as set forth on Schedule 4.4 of the Disclosure Schedules, there is no dispute, audit, investigation, proceeding or claim concerning any Liability with respect to Taxes in respect of the Business either (i) claimed or raised by any authority in writing or (ii) to the Knowledge of Seller, threatened based upon contact with any such authority. Except as set forth on Schedule 4.4 of the Disclosure Schedules, neither Seller nor REMEC Philippines has received any notice of deficiency or assessment regarding Taxes in respect of the Business from any Governmental Entity and to the Knowledge of Seller there are no proposed or threatened assessments, audits, examinations or disputes as to such Taxes currently pending. There are no presently operative waivers or agreements with respect to any statute of limitations relating to such Taxes or any extension of time with respect to the assessment of any deficiency relating to such Taxes.

4.5 Litigation. Except as set forth in Schedule 4.5 of the Disclosure Schedules, there are no legal, administrative, arbitration or other proceedings, or any governmental investigations pending or, to the Knowledge of Seller, threatened against Seller or REMEC Philippines that, if determined adversely to Seller or REMEC Philippines, would have a Business Material Adverse Effect. Except as set forth in Schedule 4.5 of the Disclosure Schedules, neither Seller nor REMEC Philippines is subject to any decree, judgment, order, law or regulation of any court or other Governmental Entity which could reasonably be expected to have a Business Material Adverse Effect.

4.6 Financial Statements. Schedule 4.6 of the Disclosure Schedule contains a net assets employed statement reflecting the Assets and Assumed Liabilities other than any Assets or Assumed Liabilities held or arising in connection with the performance of the FWA/EMS Contracts (collectively the “ODU Assets and Assumed Liabilities”) as of the Statement Date (the “Net Assets Statement”). The Net Assets Statement fairly presents the ODU Assets and Assumed Liabilities as of the Statement Date, the elements of which are supported by GAAP consistently applied, except for corporate allocations, inventory and accounts payable and vacation accruals which represent Seller’s good faith analytical estimates based on financial information prepared for Seller’s entire business (which financial information is supported by GAAP consistently applied). In preparing the Net Assets Statement, inventory and accounts payable were prepared following the procedures set forth below:

(a)	Accounts Payable:

(1) Accounts Payable arising from purchases originating in the United States are determined as follows:

(i)	Amounts shown on purchase orders issued by Seller with series numbers beginning with 1110, 1112, 4110, 4112, as shown on an Open Entries Report from Sellers ERP system and as they relate exclusively to the Business, and verified by Buyer;

(ii)	Unvouched Payables as shown on the Purchased Receipts Report from Seller’s ERP system and as they relate exclusively to the Business, based on purchase orders issued by Seller with series numbers beginning with 1110, 1112, 4110, 4112, and verified by Buyer; and

(iii)	Inventory lists derived from Section 4.6(b) below are used to determine whether any raw material inventory that was purchased jointly with other business units of Seller has an associated account payable, and the amount of that payable attributable to the Business.

(2)	Accounts Payable arising from purchases in the Philippines are determined as follows:

(i)	Amounts shown on purchase orders issued by REMEC Philippines with series number 541 as shown on the Accounts Payable Aging Report from Sellers ERP system;

(ii)	Amounts shown on purchase orders issued by REMEC Philippines on numbered series other than number 541 as shown on the Accounts Payable Aging Report from Sellers ERP system, based on product item groups assigned to the Business;

(iii)	Unvouched payables as shown on the Unvouched Payable Report from Seller’s ERP system, based on product item numbers assigned to the Business; and

(iv)	The inventory lists derived from Section 4.6(b) below are used to determine whether any raw material and consumable inventory that was purchased jointly with other business units of Seller has an associated account payable, and the amount of that payable attributable to the Business.

(b)	Inventory:

(1) Inventory located in the United States is determined by reference to business unit part numbers and a physical check of inventory stores.

(2) Inventory located in the Philippines is determined as follows:

(i)	Direct Business Raw Material: Direct Business Raw Material is determined by reference to product items numbers assigned to the Business or the FWA/EMS Contracts and Seller’s ERP system (and excluding consigned materials).

(ii)	Direct Common Raw Material: Direct Common Raw Material is identified by product item groups assigned to the Business. Any shared items are divided by historical usage.

(iii)	Common Consumable Raw Material: All consumables that are unique to the Business are to be separated. Any shared items are divided by historical usage.

4.7 Absence of Changes. Since the Statement Date, neither Seller nor REMEC Philippines has done (or other than by this Agreement agreed to do) any of the following in connection with or with respect to the Business, which, individually or in the aggregate, has had (or would have) a Business Material Adverse Effect:

(a) mortgaged, pledged or subjected to any lien or other Encumbrance any of the Assets;

(b) waived or released any rights or claims of the Business included within the Assets, except for waivers or releases made in the ordinary course of business;

(c) transferred, granted, disposed of or permitted to lapse any rights under any material Contract; or

(d) entered into any other transaction, contract or commitment with respect to the Business other than in the ordinary course of business.

For purposes of clarification, the reference to Seller or REMEC Philippines in this Section 4.7 does not include the actual knowledge of David Newman, Domingo Bonifacio, Chuck Bowman or Behzad Moeenziai.

4.8 Intellectual Property.

(a) Except as set forth on Schedule 4.8(a) of the Disclosure Schedule, Seller (i) has good and marketable title to and owns all worldwide right, title, and interest in, to and under (subject to licenses of such rights to others by Seller) all Intellectual Property which is listed on Exhibit 2.1(h) (the “ODU Intellectual Property”), and (ii) has the right to license to Buyer, the Licensed Intellectual Property and Seller has the right to transfer to the Buyer all ODU Intellectual Property (the Licensed Intellectual Property and the ODU Intellectual Property collectively being referred to as “Subject Intellectual Property”). Except as set forth on Schedule 4.8(a) of the Disclosure Schedule, all of the Subject Intellectual Property, the right to exploit and use all or any part of the Subject Intellectual Property, and the right to transfer, convey, assign and/or license, as the case may be, any of the Subject Intellectual Property, are free and clear of all royalty and other obligations, security interests, liens and other Encumbrances, of any kind or nature.

(b) Seller has taken all material commercially reasonable actions necessary to maintain, protect and defend the Subject Intellectual Property and such Intellectual Property transferred pursuant to Section 2.1(h) within the United States of America and the Philippines. Buyer acknowledges that Seller has not registered any copyrightable works and that such actions are not a breach of this representation.

(c) To the Knowledge of Seller, there has been no claim made against Seller asserting the invalidity, misuse or unenforceability of any of the Subject Intellectual Property or such Intellectual Property transferred pursuant to Section 2.1(h) or challenging Seller’s right to use, transfer, or own any of the Subject Intellectual Property or such Intellectual Property transferred pursuant to Section 2.1(h).

(d) To the Knowledge of Seller, the use, reproduction, licensing, sublicensing, sale or any other exercise of rights in any Subject Intellectual Property or such Intellectual Property transferred pursuant to Section 2.1(h) by Seller or its licensees does not infringe or misappropriate any intellectual property or proprietary right of any other individual or entity.

4.9 Employee Benefit Matters.

(a) Seller and REMEC Philippines have complied in respect of the Business with all applicable laws, rules and regulations which relate to wages and hours and is not liable for any arrears of wages or any taxes or penalties for failure to comply with any of the foregoing. For purposes of clarification, the term Seller and REMEC Philippines, as used in this Section shall not include Dave Newman, Domingo Bonifacio, Chuck Bowman or Behzad Moeenziai. Seller is not a party to, and to the Knowledge of Seller the Business is not affected by or threatened with, any dispute or controversy with a union or with respect to unionization or collective bargaining involving the employees of the Business.

(b) Except as set forth on Schedule 4.9 of the Disclosure Schedules, neither Seller nor REMEC Philippines, in connection with their operation of the Business, maintains or contributes to (a) any employee pension benefit plan as defined in Section 3(2) of ERISA, (b) any employee welfare benefit plan as defined in Section 3(1) of ERISA, (c) any profit sharing, pension, deferred compensation, bonus, stock option, stock purchase, severance or incentive plan or agreement or (d) any plan or policy providing for “fringe benefits” to its employees, including vacation, paid holidays, personal leave, employee discount, educational benefit or similar programs (“Plans”).

(c) Except as set forth in Schedule 4.9 of the Disclosure Schedules, the consummation of the transactions contemplated by this Agreement, other than by reason of actions taken by Buyer following the Closing, will not entitle any Continuing Employee to severance pay or any other employment payment from Seller or REMEC Philippines, or increase the amount of, any compensation due to any such Employee by Seller or REMEC Philippines.

(d) Except to the extent specifically assumed in Section 2.3(a), no Liabilities exist with respect to the Plans for which Buyer could become liable on or after the Closing.

4.10 Environmental. To the Knowledge of Seller, Seller has obtained, or caused to be obtained, all material permits, licenses and other authorizations which are required with respect to the Business under any Laws relating to pollution or protection of the environment, including Laws relating to emissions, discharges, releases or threatened releases of pollutants, contaminants or hazardous or toxic materials or wastes into ambient air, surface water, ground water, or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of pollutants, contaminants or hazardous or toxic materials or wastes. Except as set forth in Schedule 4.10 of the Disclosure Schedules, neither Seller nor REMEC Philippines has received from any Governmental Entity any written request for information, notices of claim, demand letters or other notification that it is or may be potentially responsible with respect to any investigation or clean-up of any hazardous substances (including any pollutant, contaminant or hazardous or toxic material or waste) on or relating to the Poway Facility or the Philippine Facility. Seller is not aware of, and has not received notice of, any material events, conditions, circumstances, activities, practices, incidents, actions or plans relating to the Poway Facility, the Philippine Facility or the Business which may give rise to any Liability, or otherwise form the basis of any material claim, proceeding, hearing or investigation, related to the use, storage, disposal, or handling, or the discharge, release or threatened release into the environment, of any pollutant, contaminant or hazardous or toxic material or waste.

4.11 Brokers. Except as set forth on Schedule 4.11 of the Disclosure Schedule, whose fees and expenses, to the extent payable, shall be paid solely by Seller, no agent, broker, person or firm acting on behalf of Seller is, or will be, entitled to any commission or broker’s or finder’s fee from Seller.

4.12 Disclosure. None of the representations or warranties of Seller contained herein and none of the information contained in the Seller’s Disclosure Schedules attached hereto is false or misleading in any material respect or omits to state a fact herein or therein necessary to make the statements herein or therein not misleading in any material respect. To the Knowledge of Seller, except as disclosed in any filing of Seller with the Securities and Exchange Commission, there is no fact which has caused or is likely to cause a Business Material Adverse Effect which has not been set forth or referred to in this Agreement or the Disclosure Schedules attached hereto.

4.13 REPRESENTATIONS AND WARRANTIES. THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT SHALL BE WITHOUT REPRESENTATION OR WARRANTY BY SELLER, EXPRESS OR IMPLIED, EXCEPT AS SPECIFICALLY SET FORTH IN THIS ARTICLE 4. IN PARTICULAR, BUYER AGREES THAT OTHER THAN AS SPECIFICALLY SET FORTH IN THIS ARTICLE 4, NO STATEMENTS, INFORMATION OR DOCUMENTS DELIVERED BY SELLER, OR ON BEHALF OF SELLER (WHETHER THROUGH EMPLOYEES, REPRESENTATIVES OR AGENTS OF SELLER OR OTHERWISE), TO BUYER SHALL CONSTITUTE REPRESENTATIONS OR WARRANTIES OF SELLER IN CONNECTION WITH THIS TRANSACTION. BUYER ACKNOWLEDGES THAT IN ENTERING INTO THIS AGREEMENT AND CONSUMMATING THE

TRANSACTIONS CONTEMPLATED HEREBY, IT IS RELYING SOLELY ON ITS OWN INDEPENDENT INVESTIGATION AND EVALUATION OF THE BUSINESS AND THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE 4.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller that the following representations in ARTICLE 5 are true and correct:

5.1 Organization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the British Virgin Islands, with full corporate power and authority to own or lease its properties and to conduct its business as currently conducted. Buyer is qualified to do business and is in good standing in each other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification, except where the failure to be so qualified would not have a Buyer Material Adverse Effect.

5.2 Authority of Buyer; No Conflict.

(a) This Agreement constitutes the legal, valid and binding obligation of Buyer, enforceable in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and limitations on the availability of equitable remedies. Buyer has the absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and perform its obligations under this Agreement. Buyer has all necessary authority and power to enter into this Agreement and to carry out the transactions contemplated by this Agreement. The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action of Buyer and no other action on the part of Buyer is required in connection therewith.

(b) The execution, delivery and performance by Buyer of this Agreement do not, and the performance by Buyer of the transactions contemplated by this Agreement will not:

(i) violate any provision of the Governing Documents of Buyer;

(ii) violate any Laws or Legal Requirements applicable to Buyer or require Buyer to obtain any material approval, consent or waiver of, or make any filing with, any person or entity (governmental or otherwise) that has not been obtained or made; or

(iii) result in a violation or any breach of any material agreement, contract, instrument, obligation, promise or undertaking (whether written or oral) that is legally binding and to which Buyer is a party or is bound, except for those violations that would not have a Buyer Material Adverse Effect.

5.3 Sufficient Funds; Capitalization. Buyer has and will have funds sufficient to satisfy the sums due at Closing as set forth in this Agreement and to comply with its obligations under this Agreement. The capitalization structure of Buyer as of the date hereof is described in Exhibit 5.3 hereto.

5.4 Employee Benefit Plans. Set forth at Exhibit 5.4 is a true and accurate in all material respects description of the following plans, programs or policies of Buyer, if any, which will be offered and available to each Offered Employee as of Closing: (a) any employee pension benefit plan as defined in Section 3(2) of ERISA, (b) any employee welfare benefit plan as defined in Section 3(1) of ERISA, (c) any profit sharing, pension, deferred compensation, bonus, stock option, stock purchase, severance or incentive plan or agreement or (d) any plan or policy providing for “fringe benefits” to its employees, including vacation, paid holidays, severance personal leave, employee discount, educational benefit or similar programs.

5.5 Consideration; Status. Buyer and its board of directors has determined that the consideration paid for the Assets and Assumed Liabilities is fair, reasonable, adequate and was determined on an arm’s length basis. After giving effect to the transactions contemplated by this agreement, Buyer, to its Knowledge, will not be rendered insolvent or unable to pay its debts as they come due.

5.6 Brokers. No agent, broker, person or firm acting on behalf of Buyer is, or will be, entitled to any commission or broker’s or finder’s fee from Buyer in connection with any of the transactions contemplated by this Agreement.

5.7 REPRESENTATIONS AND WARRANTIES.

THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT SHALL BE WITHOUT REPRESENTATION OR WARRANTY BY BUYER, EXPRESS OR IMPLIED, EXCEPT AS SPECIFICALLY SET FORTH IN THIS ARTICLE 5. IN PARTICULAR, SELLER AGREES THAT OTHER THAN AS SPECIFICALLY SET FORTH IN THIS ARTICLE 5, NO STATEMENTS, INFORMATION OR DOCUMENTS DELIVERED BY BUYER, OR ON BEHALF OF BUYER (WHETHER THROUGH EMPLOYEES, REPRESENTATIVES OR AGENTS OF BUYER OR OTHERWISE), TO SELLER SHALL CONSTITUTE REPRESENTATIONS OR WARRANTIES OF BUYER IN CONNECTION WITH THIS TRANSACTION. SELLER ACKNOWLEDGES THAT IN ENTERING INTO THIS AGREEMENT AND CONSUMMATING THE TRANSACTIONS CONTEMPLATED HEREBY, IT IS RELYING SOLELY ON ITS OWN INDEPENDENT INVESTIGATION AND EVALUATION OF THE BUYER AND THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE 5.

ARTICLE 6

COVENANTS, ACKNOWLEDGEMENTS AND AGREEMENTS

6.1 Conduct of Business. From the date hereof to the Closing Date, except as expressly permitted or required by this Agreement or as otherwise consented to by Buyer in writing (which consent will not unreasonably be withheld, delayed or conditioned), Seller will carry on the Business in the ordinary course consistent with past practices. Without limiting the generality of the foregoing and except as so permitted, required or contemplated by this Agreement or as required by Law, Seller will not permit the Business to pay or commit to pay any salary, wages, vacation pay, sick pay, bonuses or other compensation except in the ordinary course consistent with past practices and with the written consent of Dave Newman or Domingo Bonifacio, such consent shall not be unreasonably withheld, except as set forth on Schedule 6.1 of the Disclosure Schedules.

6.2 No Solicitation. So long as this Agreement remains in effect, Seller shall not (a) solicit any inquiries or proposals for, or enter into any discussions with respect to, the acquisition of any properties and assets held for use in connection with, necessary for the conduct of, or otherwise material to, the Business, or (b) furnish or cause to be furnished any material non-public information concerning the Business to any Person (other than a Buyer and their agents and representatives), other than in the ordinary course of business or pursuant to applicable Law. Seller shall cause the Business not to sell, transfer or otherwise dispose of, create any Encumbrance (other than a Permitted Encumbrance) upon, or transfer any interest in, any tangible asset of the Business, other than in the ordinary course of business and consistent with past practice.

6.3 Payments of Retained and Assumed Liabilities; Payments Received. Following the Closing, Seller shall timely pay or otherwise cause to be timely discharged, without cost or expense to Buyer, each and every Retained Liability. Following the Closing, Buyer shall timely pay or otherwise cause to be timely discharged, without cost or expense to Seller, each and every Assumed Liability. Seller and Buyer each agree that after the Closing it will hold and will promptly transfer and deliver to the other, from time to time as and when received by them, any cash, checks with appropriate endorsement (using its reasonable best efforts not to convert such checks into cash), or other property that it may receive on or after the Closing which properly belongs to the other party and will account to the other for all such receipts.

6.4 Business Inquiries. After the Closing, Seller shall promptly forward to Buyer any and all orders for goods or services, and any business inquiries, received by Seller, to the extent such orders or inquiries are for the current products or services of the Business or otherwise relate directly to the Assets or the Business, including, but not limited to, orders and business inquiries received through employees, distributors and sales representatives and whether received by mail, by email, by telephone, by fax or by any other means. Only for so long as Seller maintains the website www.remec.com (which shall be not less than the period in which it is obligated to maintain such website for Powerwave Technologies, Inc. or Chelton Microwave), Seller shall provide a hyper-link from such website to Buyer’s website with reference to the Business and any inquiries in connection therewith.

6.5 Retention of Records; Post-Closing Assistance. After the Closing Date, Buyer shall retain for a period consistent with Buyer’s current record-retention policies and practices those records of Seller delivered to Buyer as part of the Assets. Buyer shall also provide Seller and its representatives reasonable access to such records as well as to Buyer’s employees and representatives (including reasonable interviews of such employees which do not otherwise materially interfere with Buyer’s business operations) during normal business hours and on at least three days’ prior written notice, to enable Seller to prepare financial statements or Tax returns or to act with respect to Tax audits, to prosecute or defend third party claims or litigation as well as for any other reason reasonably related to this Agreement, Seller to reimburse Buyer’s reasonable out-of-pocket expenses related thereto. After the Closing Date, Seller shall provide, or cause to be provided to, Buyer and its representatives reasonable access to records relating to the Business not included in the Assets, if any, during normal business hours and on at least three days’ prior written notice, for any reasonable business purpose relating to the Business specified by Buyer in such notice.

6.6 Third Party Confidential Information. Buyer acknowledges that as part of the acquisition of the Assets and assumption of the Assumed Liabilities, Buyer will receive certain third party confidential information that Seller or REMEC Philippines hold as part of the Business. Buyer acknowledges and agrees that it will keep such information confidential and will not disclose such information except to the extent Seller or REMEC Philippines could have disclosed such information in accordance with the terms of any applicable non-disclosure agreement between Seller or REMEC Philippines and such third party, copies of which Buyer acknowledges that it has received.

6.7 Efforts to Close. Seller and Buyer each agrees to use all reasonable good faith efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated hereby. Seller and Buyer shall each use all reasonable good faith efforts to fulfill the conditions set forth in ARTICLE 7 over which they have control or influence and to complete the transactions contemplated by this Agreement.

6.8 Further Assurances. The parties hereto shall cooperate reasonably with each other and with their respective representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement, and shall (a) furnish upon request to each other such further information, (b) execute and deliver to each other such other documents and (c) do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the transactions contemplated hereby. If at any time after the Closing Date, any further action is reasonably necessary to carry out the intent of this Agreement, the parties shall each take or cause to be taken all such necessary action, including the execution and delivery of further instruments and documents, as may be reasonably requested to complete or perfect the transactions contemplated by this Agreement.

ARTICLE 7

CONDITIONS TO CLOSING

7.1 Conditions of Buyer to Closing. The obligations of Buyer to effect the transactions contemplated by this Agreement at the Closing are subject to the following conditions (except to the extent waived by Buyer):

(a) (i) The representations and warranties of Seller hereunder shall be true in all material respects as of the Closing, (ii) Seller shall have performed (or caused to have been performed) in all material respects all covenants required of it by this Agreement as of the Closing and (iii) Seller shall have furnished Buyer at Closing with a certificate of one of its authorized officers to such effect;

(b) Seller shall have received a letter of authority from PEZA authorizing the transfer of the Assets owned by REMEC Philippines to Buyer and Buyer shall have received approval from the PEZA of its registration with PEZA as an Ecozone Export Enterprise to engage in its contemplated business;

(c) Since the Statement Date, Seller shall not have suffered any Business Material Adverse Effect;

(d) 30 days shall have elapsed from later of the date Seller provided notice of the transfer of Philippine employees as contemplated by this Agreement to the Philippine Employees and to the Philippine Department of Labor and Employment, or Seller shall have paid the Philippine Employees the full amount of severance payment required by Philippine law to waive the requirement of such notice;

(e) Seller shall have obtained consent of Parkway Centre Five Investors, LLC for the sublease of the Poway Facility to Buyer in accordance with the terms of the Poway Sublease;

(f) Seller shall have obtained consents to the assignment to Buyer of the agreements reflected at Exhibit 7.2(b);

(g) No action, suit or proceeding shall be pending before any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling or charge would (i) prevent consummation of any of the transactions contemplated hereby or (ii) cause any of the transactions contemplated hereby to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling or charge shall be in effect);

(h) Powerwave Technologies, Inc. shall have consented to the content of, and agreed to assume, the Ancillary Agreements and the Philippine Sublease; and

(i) Seller shall have made all deliveries required to be delivered at Closing pursuant to Section 2.7(a).

7.2 Conditions of Seller to Closing. The obligation of Seller to effect the transactions contemplated by this Agreement at the Closing shall be subject to the following conditions (except to the extent waived by Buyer):

(a) (i) The representations and warranties of Buyer hereunder shall be true in all material respects as of the Closing, (ii) Buyer shall have performed in all material respects all covenants required of it by this Agreement as of the Closing and (iii) Buyer shall have furnished Seller at Closing with a certificate of one of its authorized officers to such effect;

(b) Seller shall have received a letter of authority from PEZA authorizing the transfer of the Assets owned by REMEC Philippines to Buyer and Buyer shall have received approval from the PEZA of its registration with PEZA as an Ecozone Export Enterprise to engage in its contemplated business;

(c) 30 days shall have elapsed from later of the date Seller provided notice of the transfer of Philippine employees as contemplated by this Agreement to the Philippine Employees and to the Philippine Department of Labor and Employment, or Seller shall have paid the Philippine Employees the full amount of severance payment required by Philippine law to waive the requirement of such notice;

(d) Buyer shall have obtained and delivered to Seller executed and delivered novation agreements from the parties, and with respect to the agreements, set forth at Exhibit 7.2(b), and Buyer shall also have executed and delivered such agreements to Seller, all in such form as is reasonably acceptable to Seller;

(e) Buyer shall have delivered or caused to be delivered the Cash Payment and all sales, use and transfer Taxes to be paid for by Buyer pursuant to Section 2.9, by wire transfer of immediately available funds to an account designated by Seller in writing, and the Holdback Amount to the Escrow Agent pursuant to the Escrow Agreement;

(f) Buyer shall have delivered to Seller an appropriate resale certificate in relation to the Inventory and products being acquired pursuant to this Agreement;

(g) The Offered Employee offer letters referenced in Section 3.1(a) shall have been delivered by Buyer as contemplated thereby;

(h) No action, suit or proceeding shall be pending before any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling or charge would (i) prevent consummation of any of the transactions contemplated hereby or (ii) cause any of the transactions contemplated hereby to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling or charge shall be in effect);

(i) Powerwave Technologies, Inc. shall have consented to the content of, and agreed to assume, the Ancillary Agreements and the Philippine Sublease; and

(j) Buyer shall have made all deliveries required to be delivered at Closing pursuant to Section 2.7(b).

ARTICLE 8

INDEMNIFICATION

8.1 Survival. All representations and warranties of the parties made in this Agreement or in any Exhibit or Disclosure Schedule attached hereto shall survive the Closing and shall remain in effect for a period of nine months after the Closing Date and shall thereupon terminate and be of no further force or effect (except in the event of a claim with respect thereto covered by Section 8.4 and made in writing within such nine month period in accordance with the procedures set forth at Section 8.4), except that the representations and warranties contained in Section 4.1, Section 5.1, Section 4.2 (as to authority only) and Section 5.2 (as to authority only) shall not terminate, the representations and warranties contained in Section 4.10 shall not terminate until five years following the Closing Date, and the representations and warranties contained in Section 4.4 shall not terminate until sixty (60) days following the expiration of the applicable statue of limitations period. All representations and warranties hereunder shall be deemed to be material and relied upon by the party to whom the same were made, notwithstanding any investigation or inspection made by or on behalf of such party. All covenants in this Agreement not fully performed as the Closing Date shall survive the Closing Date and continue thereafter until fully performed. Notwithstanding anything to the contrary in this Agreement, an Indemnifying Party’s obligations under this ARTICLE 8 shall continue and survive as to any matter that is based upon fraud, willful misconduct or bad faith by the Indemnifying Party, until such time as such claims and matters are finally resolved.

8.2 Indemnification by Seller. From and after the Closing, Seller shall indemnify and hold harmless Buyer and each of its Affiliates and the directors, officers, employees, attorneys, agents, representatives, successors and assigns of Buyer and its Affiliates (collectively the “Buyer Indemnitees”) in respect of any and all actual claims, losses, damages, Liabilities, penalties, interest, costs and expenses (including any actual and reasonable attorney, accountant and consultant fees and other expenses, including any such actual and reasonable expenses incurred in connection with investigating, defending against or settling any such claims, but excluding any claims, losses, damages, Liabilities, penalties, interest, costs or expenses that are consequential, special or punitive, are in the nature of lost profits or diminution in value or are otherwise not actual claims, losses, damages, Liabilities, penalties, interest, costs or expenses; provided, however, that nothing herein will be construed to exclude any losses, Liabilities, claims or expenses that are actual losses, liabilities, claims or expenses arising from third party claims regardless of the nature of payment) incurred by Buyer Indemnitees (“Buyer Losses”), in connection with, or resulting from, any and all of the following:

(a) Any breach by Seller of any representation or warranty of Seller set forth in this Agreement;

(b) Any breach of any covenant, agreement or obligation of Seller contained in this Agreement;

(c) Any noncompliance by Seller with any Bulk Sales Laws applicable to the transactions contemplated by this Agreement or assertions of claims made against the Assets or Buyer by creditors of Seller under any Bulk Sales Laws with respect to the purchase and sale transaction contemplated hereby;

(d) Any and all Retained Liabilities;

(e) The liability, whether by payment, settlement or other resolution, of Seller for Taxes of Seller or any of its Affiliates (for example, by reason of transferee liability or application of Treasury Regulation Section 1.1502-6), claimed or assessed against Seller or any of its Affiliates for any taxable period beginning before and ending on or before the Closing Date or as a result of the transactions contemplated by this Agreement, including without limitation any Taxes payable by Seller under Section 2.9 hereof but excluding any Taxes payable by Buyer under Section 2.9; and

(f) The extent to which Buyer’s Liability under any Novated Contract for any of Seller’s or its Affiliates’ breach of or default under its (or its Affiliate’s) obligations under the Novated Contracts prior to Closing is greater than that specifically assumed by Buyer pursuant to Section 2.3.

Notwithstanding any other provision of this Agreement, the remedies provided for in this ARTICLE 8 shall constitute the sole and exclusive remedy for any post-Closing claims made by any Buyer Indemnitee in connection with this Agreement or Buyer Losses, except to the extent such claims are based upon fraud, willful misconduct or bad faith on the part of Seller. No Buyer Indemnitee shall have recourse against any officer, director or employee of Seller or REMEC Philippines (other than Continuing Employees) in such capacities in connection with, and Buyer hereby waives and releases and discharges, on behalf of itself and all Buyer Indemnitees, all officers, directors and employees of Seller or REMEC Philippines (other than Continuing Employees) in such capacities from and against, any and all Buyer Losses, directly or indirectly, as a result of, or based upon or arising from the conduct of the Business and any act or omission with respect to the Business prior to the Closing or from this Agreement or the transactions contemplated by this Agreement, except to the extent based upon the fraud, willful misconduct or bad faith of any such officer director or employee.

8.3 Indemnification by Buyer. From and after the Closing, Buyer shall indemnify and hold harmless Seller and each of Seller’s Affiliates and the officers, directors, employees, attorneys, agents, representatives, successors and assigns of Seller and its Affiliates (collectively, “Seller Indemnitees”) in respect of any and all actual claims, losses, damages, Liabilities, penalties, interest, costs and expenses (including any actual reasonable attorney, accountant and consultant fees and other expenses, including any such actual and reasonable expenses incurred in connection with investigating, defending against or settling any such claims, but excluding any claims, losses, damages, Liabilities, penalties, interest, costs or expenses that are consequential, special or punitive, are in the nature of lost profits or diminution in value or are otherwise not actual claims, losses, damages, Liabilities, penalties, interest, costs or expenses; provided, however, that nothing herein will be construed to exclude any losses, Liabilities, claims or expenses that are actual losses, Liabilities, claims or expenses arising from third party claims regardless of the nature of the payment) incurred by Seller Indemnitees (“Seller Losses”), in connection with, or resulting from, any and all of the following:

(a) Any breach by Buyer of any representation or warranty of Buyer set forth in this Agreement;

(b) Any breach of any covenant, agreement or obligation of Buyer contained in this Agreement;

(c) The operation or ownership of the Business or the Assets after the Closing;

(d) The failure of Buyer to pay any sales, use or transfer Taxes expressly required to be paid by Buyer pursuant to Section 2.9; and

(e) The Assumed Liabilities.

Notwithstanding any other provisions in this Agreement, the remedies provided for in this ARTICLE 8 shall constitute the sole and exclusive remedy for any post-Closing claims made by any Seller Indemnitee in connection with this Agreement or Seller Losses, except to the extent such claims are based upon fraud, willful misconduct or bad faith on the part of Buyer. No Seller Indemnitee shall have recourse against any officer, director or employee of Buyer or its Affiliates in such capacities in connection with, and each of Seller and its Affiliates hereby waives and releases and discharges, on behalf of itself and all Buyer Indemnitees, all officers, directors and employees of Buyer and its Affiliates in such capacities from and against, any and all Seller Losses, directly or indirectly, as a result of, or based upon or arising from the conduct of the Business and any act or omission with respect to the Business on or after the Closing or from this Agreement or the transactions contemplated by this Agreement, except to the extent based upon the fraud, willful misconduct or bad faith of any such officer director or employee.

8.4 Claims for Indemnification. Whenever any claim shall arise for indemnification hereunder, the party entitled to indemnification (the “Indemnified Party”) shall promptly notify the party obligated to provide indemnification (the “Indemnifying Party”) in writing of the claim and, when known, the facts constituting the basis for such claim; provided, however, that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligation hereunder to the extent such failure does not materially prejudice the Indemnifying Party (it being agreed that the inability to defend a claim which gives rise to any obligation to pay any monetary amount of any kind shall be considered to prejudice such Indemnifying Party).

(a) Third Party Claims. In the event of any claim or demand asserted against the Indemnified Party by a third party upon which the Indemnified Party may claim indemnification, the Indemnifying Party shall give written notice to the Indemnified Party within 15 days after receipt of notice of such indemnification claim from the Indemnified Party indicating whether the Indemnifying Party intends to assume the defense of such claim or demand. Notwithstanding such assumption, the Indemnified Party shall have the right to participate in such defense, by written notice given to the Indemnifying Party within 15 days from the date of the Indemnifying Party’s notice, provided that such participation shall be at the expense of the Indemnified Party unless there is a conflict of interest between the Indemnified Party and the Indemnifying Party or different defenses are available to the Indemnified Party, in which case the cost of such participation (including attorney’s fees for counsel selected by the Indemnified Party) shall be reimbursed by the Indemnifying Party. If the Indemnifying Party assumes the defense and the Indemnified Party does not participate, the Indemnifying Party shall have the right fully to control and to settle the proceeding, with the consent of the Indemnified Party, which consent will not be unreasonably withheld. If the Indemnified Party elects to participate in such defense, the parties shall cooperate in the defense of the proceeding, and shall not settle the same without the consent of each, which consent shall not be unreasonably withheld. If the Indemnifying Party elects not to assume the defense, the Indemnified Party shall have the right to do so (at the expense of the Indemnifying Party), and may settle the same without the consent of the Indemnifying Party. Notwithstanding the foregoing, Buyer shall not consent to, approve or agree to pay or incur any Liability of Seller for Taxes without the prior written approval of Seller, which approval shall not be unreasonably withheld or delayed.

(b) Direct Claims. In any case in which an Indemnified Party seeks indemnification hereunder which is not subject to Section 8.4(a) hereof because no third party action is involved, the Indemnified Party shall deliver to the Indemnifying Party a written notice specifying, to the extent reasonably practicable, the basis for its claim for indemnification and the amount for which the Indemnified Party believes it is entitled to be indemnified. After the Indemnifying Party shall have been notified of the amount for which the Indemnified Party seeks indemnification, the Indemnifying Party shall, within 15 Business Days after receipt of such notice, either (i) pay the Indemnified Party such amount in cash or other immediately available funds unless the Indemnifying Party reasonably objects to the claim for indemnification or the amount thereof, in which case the Indemnifying Party shall provide the Indemnified Party with written notice of such objection in setting forth such objection and setting forth the specific grounds therefore or (ii) reasonably request additional time to review such claim (which period shall not be greater than 10 Business Days) and, if needed, requesting additional information necessary to evaluate such claim. If the Indemnifying Party does not give the Indemnified Party such written notice objecting to such claim within such 15 Business Day period or reasonably request additional time to review such claim, the Indemnifying Party shall be deemed to have acknowledged its Liability for such claim and shall promptly pay such amount, and the Indemnified Party may exercise any and all of its rights under applicable Law to collect such amount. Notwithstanding the foregoing, Buyer shall not consent to, approve or agree to pay or incur any Liability of Seller for Taxes without the prior written approval of Seller, which approval shall not be unreasonably withheld or delayed.

8.5 Limitations on Indemnification.

(a) Notwithstanding any other provision of this Agreement:

(i) No indemnification shall be payable pursuant to Section 8.2(a) or Section 8.3(a) unless the total of all claims for indemnification pursuant to such Section 8.2(a) or Section 8.3(a), as applicable, shall exceed US$75,000 in the aggregate, whereupon only the amount of such claims in excess of the foregoing threshold amount shall be recoverable in accordance with the terms hereof;

(ii) the aggregate liability incurred by Seller pursuant to Section 8.2(a) shall not exceed an amount equal to U.S. $1,000,000 and the aggregate liability incurred by Buyer pursuant to Section 8.3(a) shall not exceed an amount equal to U.S. $1,000,000; and

(iii) any claims indemnified hereunder arising out of or relating to (a) Buyer’s or Seller’s fraud, willful misconduct or bad faith, (b) Seller’s failure to deliver to Buyer any of the Assets or (c) claims made based upon breaches under Section 4.1, Section 5.1, Section 4.2 (as to authority only), Section 5.2 (as to authority only), Section 4.4, and Section 4.10 shall not be subject to the limitations set forth in this Section 8.5(a); provided, however, that Seller’s aggregate liability pursuant to claims based upon breaches under Section 4.10 together with breaches of any sections of ARTICLE IV (other than breaches of Section 4.1, Section 4.2 (as to authority only) or Section 4.4) shall not exceed an amount equal to U.S.$1,500,000. For clarity, the limitations set forth in this Section 8.5(a) shall not apply to indemnification relating to the failure of Buyer or Seller to discharge Assumed Liabilities or Retained Liabilities, as the case may be.

(b) All amounts to which an Indemnified Party may be entitled pursuant to the provisions of Sections 8.2 and 8.3 shall be net of (i) any insurance coverage with respect thereto and (ii) any tax benefits realized by the Indemnified Party.

ARTICLE 9

TERMINATION

9.1 Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) by the written agreement of Buyer and Seller;

(b) by Buyer or Seller by written notice to the other if the Closing has not occurred by 5:00 p.m., Pacific time, on August 31, 2005, or such later date as Buyer and Seller shall agree upon if the Closing will not have occurred by reason of the failure of any condition set forth in Section 7.1, in the case of Buyer, or Section 7.2, in the case of Seller, to be satisfied (unless such failure is the result of one or more breaches or violations of, or inaccuracy in any covenant, agreement, representation or warranty of this Agreement by the terminating party);

(c) by Buyer by giving written notice to Seller at any time prior to the Closing in the event Seller has breached any representation, warranty, or covenant contained in this Agreement in any material respect, Buyer has notified Seller of the breach, and the breach has continued without cure for a period of ten days after the notice of breach; and

(d) by Seller by giving written notice to Buyer at any time prior to the Closing in the event Buyer has breached any representation, warranty, or covenant contained in this Agreement in any material respect, Seller has notified Buyer of the breach, and the breach has continued without cure for a period of ten days after the notice of breach.

9.2 Effect of Termination. In the event that this Agreement is terminated, each of the parties shall return (without retaining copies) all documents and papers containing confidential information (including without limitation technical information, customer lists, financial data and any similar information developed by another party pursuant to this Agreement or in contemplation of the transactions contemplated by this Agreement) and shall neither use nor disclose any such information, except to the extent that such information is available to the public or is otherwise rightfully obtained. The termination rights pursuant to this ARTICLE 9 shall be in addition to, and not in lieu of, any other legal or equitable remedy which the terminating party may have for or in respect of any breach of the obligations hereunder or failure to satisfy a condition to its obligations hereunder by the other party.

ARTICLE 10

MISCELLANEOUS

10.1 Fees and Expenses. Seller, on the one hand, and Buyer, on the other hand, will bear their own expenses in connection with the negotiation and consummation of the transactions contemplated hereby, including any broker’s commission or finder’s fee incurred by such party.

10.2 Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally (with written confirmation of receipt), by facsimile transmission (with confirmation by the transmitting equipment and subsequently by a nationally recognized overnight delivery service (receipt requested)), five Business Days following the date mailed when mailed by registered or certified first class mail, return receipt requested and postage prepaid, or when received by the addressee from a nationally recognized overnight delivery service (receipt requested) to the parties at the following respective addresses, or at such other respective addresses as the parties may designate by written notice in the manner aforesaid:

If to Buyer:	Wireless Holdings, International, Inc. 14020 Stowe Drive Poway, California 92064 Attention: Dave Newman, Chief Executive Officer Facsimile: 858 505-3581

With a copy to: (which copy shall not constitute notice)	Bryan Cave LLP 120 Broadway Santa Monica, CA 90401 Attention: D. Thomas Triggs Facsimile: 310 576-2200

If to Seller:	REMEC, Inc. 3790 Via de la Valle Del Mar, CA 92014-4252 Attention: Senior Vice President, General Counsel Facsimile: 858 259-4186

With a copy to: (which copy shall not constitute notice	Heller Ehrman, LLP 333 Bush Street San Francisco, CA 94104 Attention: Randall Schai, Esq. Facsimile: 415 772-6268

10.3 Assignability and Parties in Interest. This Agreement shall not be assignable by either of the parties; provided, however, that each party shall have the right to assign this Agreement in connection with a merger, acquisition, reorganization or sale of all or substantially all of its assets so long as any successor of a party as a result thereof expressly assumes all the obligations of such party under this Agreement. Subject to the foregoing, this Agreement shall inure to the benefit of and be binding upon the parties and their respective successors and permitted assigns. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement; provided, however, that the indemnification provisions in ARTICLE 8 shall inure to the benefit of the Buyer Indemnitees and the Seller Indemnitees as provided therein.

10.4 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the internal law, and not the law pertaining to conflicts or choice of law, of the State of California.

10.5 Arbitration. Any dispute or claim arising out of or in connection with this Agreement will be finally settled by binding arbitration in the State of California, City and County of San Diego in accordance with the then-current Commercial Arbitration Rules of the American Arbitration Association by one arbitrator appointed in accordance with said rules. The arbitrator shall apply California law, without reference to rules of conflicts of law or rules of statutory arbitration, to the resolution of any dispute.

Judgment on the awarded rendered by the arbitrator may be entered in any court having jurisdiction thereof. The arbitrator’s award shall be in writing and shall provide for the prevailing party to recover its reasonable fees and expenses from the non-prevailing party. Notwithstanding the foregoing, the parties may apply to any court of competent jurisdiction of preliminary or interim equitable relief, or to compel arbitration in accordance with this Section 10.5, without breach of this provision.

10.6 Counterparts; Facsimile Execution. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement shall become effective when one or more counterparts have been signed by each of the parties and delivered (by facsimile or otherwise) to the other party, it being understood that all parties need not sign the same counterpart. Any counterpart or other signature delivered by facsimile shall be deemed for all purposes as constituting good and valid execution and delivery of this Agreement by such party.

10.7 Complete Agreement. This Agreement, the Exhibits, the Disclosure Schedules, the Ancillary Agreements, the Poway Sublease and Philippine Sublease and the documents delivered or to be delivered pursuant to this Agreement contain the entire agreement between the parties with respect to the transactions contemplated hereby and (except for the Confidentiality Agreement dated May 13, 2005, which shall remain in effect through the Closing) shall supersede all previous oral and written and all contemporaneous oral negotiations, commitments and understandings between the parties hereto.

10.8 Modification, Amendment and Waiver. This Agreement may be modified, amended or otherwise supplemented only by a writing signed by the parties. No waiver of any right or benefit hereunder shall be deemed effective unless and until a writing waiving such right or benefit is executed by the party waiving such right or benefit.

10.9 Public Announcements; Confidentiality. Any public announcement or similar publicity with respect to this Agreement or the transactions contemplated by this Agreement will be issued, if at all, at such time and in such manner as Buyer and Seller mutually determine or as required by Legal Requirements, including securities laws requirements or requirements of any securities markets on which the shares of Buyer or Seller are listed. Buyer and Seller each agrees to consult with the other and cooperate in connection with the issuance of any press releases or trade releases and the making of such other public statements with respect to this Agreement and the transactions contemplated by this Agreement as they may deem necessary or appropriate. Unless consented to by Buyer and Seller in writing in advance or required by Legal Requirements, including securities laws requirements or requirements of any securities markets on which the shares of Buyer or Seller are listed, prior to the Closing Seller, Buyer and each of their Affiliates shall keep this Agreement and each Ancillary

Agreement strictly confidential and may not make any disclosure of this Agreement or any Ancillary Agreement to any Person, provided, however, that this Agreement and each Ancillary Agreements may be disclosed in connection with a merger, acquisition, reorganization or sale of all or substantially all of the assets of Buyer or Seller (subject to binding use and disclosure restrictions at least as protective as those set forth herein) and the Know How and Trade Secret License Agreement and the Trademark License Agreement may be disclosed in connection with an assignment by Seller of the Licensed Intellectual Property or the Licensed Mark, as applicable. Seller and Buyer will consult with each other concerning the means by which the employees, customers, and suppliers of the Business and others having dealings with the Business will be informed of the transactions contemplated by this Agreement, and Buyer will have the right to be present for any such communication. Immediately following the Closing, Seller and Buyer shall jointly publicly announce completion of the Closing in mutually agreeable form, and failing such public announcement no later than twenty-four hours after the Closing each shall be entitled to make its own public announcement.

10.10 Interpretation; Rules of Construction.

(a) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Section, subsection, preamble, recital and party references are to this Agreement unless otherwise stated.

(b) No party or its counsel shall be deemed the drafter of this Agreement for purposes of construing its provisions, and all language in all parts of this Agreement shall be construed in accordance with its fair meaning, and not strictly for or against any party. The parties waive any rule of law or judicial precedent that provides that contractual ambiguities are to be construed against the party who shall have drafted the contractual provision in question. The word “including” shall mean “including without limitation.”

(c) With respect to Seller, the term “ordinary course of business” will be deemed to refer to the conduct of the Business in a manner consistent with the ordinary course of business of Seller. All references to $ or dollar amounts will be to lawful currency of the United States. To the extent the term “day” or “days” is used, it will mean calendar days.

10.11 Specific Performance. In the event of a breach or threatened breach by either party hereto of the provisions of this Agreement, any other party hereto shall be entitled to specific performance. Nothing herein shall be construed as prohibiting either party hereto from pursuing any other remedies available for such breach or threatened breach, including the recovery of damages.

10.12 Severability. If any portion of this Agreement shall be determined to be invalid or unenforceable in a court of competent jurisdiction, the remainder shall be valid and enforceable to the maximum extent possible.

10.13 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

[Signatures to follow]

IN WITNESS WHEREOF, each of the parties has executed this Agreement as of the date first above written.

BUYER Wireless Holdings International, Inc.		SELLER REMEC, Inc.

By:	/s/ David K. Newman	By:	/s/ Thomas H. Waechter
Name:	David K. Newman	Name:	Thomas H. Waechter
Title:	Chief Executive Officer	Title:	CEO & President

EXHIBIT LIST

Exhibit 2.1(a)	-	Poway, California Assets
Exhibit 2.1(b)	-	Philippines Assets
Exhibit 2.1(c)	-	Assumed Contracts
Exhibit 2.1(d)	-	Governmental Authorizations
Exhibit 2.1(h)	-	Listed Intellectual Property
Exhibit 2.1(j)	-	Calculation of Seller’s Portion of Philippines Retirement Fund
Exhibit 2.2(a)	-	Excluded Assets
Exhibit 2.2(b)	-	Excluded Contracts
Exhibit 2.3(a)(iv)	-	Assumed Employee Liabilities
Exhibit 2.3(a)(vii)	-	Other Assumed Liabilities
Exhibit 2.5-A	-	Purchase Price/Closing Cash Payment Calculation
Exhibit 2.5-B	-	Form of Escrow Agreement
Exhibit 2.7(a)(ii)	-	Form of Bill of Sale
Exhibit 2.7(a)(iii)	-	Form of Philippine Bill of Sale
Exhibit 2.7(a)(iv)	-	Form of Assignment and Assumption Agreement
Exhibit 2.7(a)(v)	-	Form of Information Technology Transition Services Agreement
Exhibit 2.7(a)(vii)	-	Form of Agreement Related to Baan License Agreement
Exhibit 2.7(a)(viii)	-	Form of Philippine Sublease
Exhibit 2.7(a)(ix)	-	Form of Poway Sublease
Exhibit 2.7(a)(x)	-	Know How and Trade Secret License Agreement
Exhibit 2.7(a)(xi)	-	Trademark License Agreement
Exhibit 2.7(a)(xii)	-	Software License Agreement
Exhibit 2.7(a)(xiii)	-	Patent Assignment Agreement
Exhibit 2.8	-	Purchase Price/Assumed Liabilities Allocation

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Exhibit 2.11	-	Transition Matters
Exhibit 2.12	-	Warranty Claims Payments/Reserve Amounts
Exhibit 2.15	-	Licensed REMEC Logo
Exhibit 3.1(b)-B	-	Form of Employee Offer Letter
Exhibit 3.1(g)	-	Seller Severance Policy
Exhibit 5.3	-	Buyer Capitalization Structure
Exhibit 5.4	-	Buyer Employee Plans
Exhibit 7.2(b)	-	Novated Agreements
Exhibit 7.2(b)(i)	-	Business Material Adverse Effect Parties

SCHEDULE LIST

Schedule 4.2(b)(ii)	-	Required Consents, Filings or Approvals
Schedule 4.2 (b) (iii)	-	Breaches or Violations
Schedule 4.3	-	Encumbrances
Schedule 4.4	-	Taxes
Schedule 4.5	-	Litigation
Schedule 4.6	-	Net Assets Employed Statement
Schedule 4.8(a)	-	Intellectual Property
Schedule 4.9	-	Employee Benefit Information
Schedule 4.10	-	Environmental
Schedule 4.11	-	Broker’s Fees
Schedule 6.1	-	Pre-Closing Employee Payments

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